[redacted]

SECURITIES A
Wa

06003396

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C.
190

BD 3/1 AB 3/13

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34262

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOEB ARBITRAGE FUND

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY
(No. and Street)

NEW YORK (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD CAMPBELL (212) 483--7078
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POLAKOFF & MICHAELSON, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

225 WEST 34TH STREET, (Address) SUITE 1513, NEW YORK (City) NY (State) 10122 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

PROCESSED
APR 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GIDEON KING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOEB ARBITRAGE FUND, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

LOEB ARBITRAGE MANAGEMENT, INC.

Notary Public

GEORGE KOPPEL
Notary Public, State of New York
No. 24-4691583
Qualified in Kings County
Commission Expires January 31, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) INDEPENDENT AU[redacted]UNTING CONTROLS.

***For conditions of confi[redacted]ee section 240.17a-5(e)(3).*

LOEB ARBITRAGE FUND

(A Limited Partnership)

FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2005

(With Independent Auditor's Report Thereon)

POLAKOFF & MICHAELSON, CPA, P.C.
Certified Public Accountants

OATH OR AFFIRMATION

I, Gideon King, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule (s) pertaining to the Firm of LOEB ARBITRAGE FUND, as of December 31, 2005, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.

(Signature)

President, Loeb Arbitrage Management, Inc. G.P.
(Title)

(Notary Public)

GEORGE KOPPEL
Notary Public, State of New York
No. 24-4691583
Qualified in Kings County
Commission Expires January 31, 2010

LOEB ARBITRAGE FUND

(A Limited Partnership)

FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants
225 West 34th Street
Suite 1513
New York, NY 10122

212 279 5272
Fax 212 279 6250

email:pandm@pandmcpa.com
http://www.pandmcpa.com

INDEPENDENT AUDITOR'S REPORT

Partners of
Loeb Arbitrage Fund
New York, New York

We have audited the accompanying statement of financial condition including the condensed schedule of investments of Loeb Arbitrage Fund as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Loeb Arbitrage Fund as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Polakoff & Michaelson, CPA, P.C.

New York, New York
February 24, 2006

Craig Michaelson, CPA
Kenneth M. Manche, CPA
Arnold R. Beiles, CPA
Michael Mann, CPA
Ira M. Talbi, CPA

Steven M. Thaler, Manager

A. Polakoff, CPA 1940-1987
E. Michaelson, CPA 1947-1984

LOEB ARBITRAGE FUND

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Securities owned:	
Marketable securities owned - at market value (Notes 3 and 8)	$ 714,707,782
Other investments - at fair value (Notes 3 and 8)	60,353,403
Receivable from clearing broker - unrealized appreciation on equity swap contracts (Notes 3 and 8)	1,796,634
Due from clearing brokers (Note 4)	214,180,361
Accrued dividends and interest receivable	1,295,785
Total assets	$ 992,333,965

LIABILITIES

Liabilities:	
Securities sold but not yet purchased - at market value (Notes 3 and 8)	$ 216,058,487
Accrued expenses	90,948
Accrued dividends and interest on securities sold but not yet purchased	939,623
Due to general partner (Note 5)	271,346
Total liabilities	217,360,404
Commitments (Note 7)	
Partners' capital (Note 10)	774,973,561
Total liabilities and partners' capital	$ 992,333,965

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities		
North America		
Basic Materials		
Gold Mining	2.42	$ 18,781,775
Steel - Producers	2.28	17,623,781
Metal - Diversified	1.32	10,191,140
Metal - Copper	0.81	6,316,402
Coatings/Paint	0.52	4,057,087
Precious Metals	0.15	1,188,561
Steel and Iron	0.11	859,183
Chemicals - Specialty	0.06	533,219
Other	0.08	658,752
Capital Goods		
Building and Construction - Miscellaneous	1.17	9,067,224
Diversified Manufacturing Operations	0.90	7,038,768
Electronics - Military	0.80	6,180,765
Building and Construction Products - Miscellaneous	0.62	4,831,896
Electronic Components - Miscellaneous	0.59	4,617,611
Machinery - General Industrial	0.56	4,280,797
Aerospace/Defense - Equipment	0.15	1,171,297
Machinery - Print Trade	0.14	1,106,608
Other	0.10	823,711
Consumer, Cyclical		
Toys	1.78	13,799,411
Retail - Restaurants	1.76	13,600,342
Retail - Apparel/Shoe	1.64	12,725,149
Athletic Footwear	1.50	11,605,993
Apparel Manufacturers	0.84	6,516,457
Auto/Truck Parts and Equipment - Original	0.64	4,981,847
Retail - Mail Order	0.61	4,702,316
Travel Services	0.53	4,085,550
Auto - Cars/Light Trucks	0.36	2,783,106
Footwear and Related Apparel	0.35	2,706,314
Other	0.34	2,576,347
Auto/Truck Parts and Equipment - Replacement	0.23	1,825,912
Food - Catering	0.23	1,782,692
Casino Hotels	0.22	1,680,343
Gambling (Non-Hotel)	0.11	823,862
Linen Supply and Related Items	0.10	738,718
Retail - Major Department Store	0.10	715,790
Hotels and Motels	0.08	652,513
Retail - Bedding	0.08	649,194

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities ***(Continued)***		
Consumer, Non-cyclical		
Commercial Services - Finance	2.07	16,032,131
Food - Wholesale/Distribution	1.32	10,247,303
Food - Retail	0.89	6,909,524
Dialysis Centers	0.60	4,618,596
Consumer Products - Miscellaneous	0.38	2,983,486
Beverages - Wine/Spirits	0.32	2,473,857
Commercial Services	0.15	1,145,344
Therapeutics	0.09	699,023
Physical Therapy/Rehabilitation Centers	0.09	668,589
Drug Delivery Systems	0.07	566,648
Other	0.21	1,668,293
Energy		
Oil Company - Exploration and Production	2.15	16,747,895
Oil and Gas Drilling	0.13	969,154
Oil - Exploration and Production	0.11	875,005
Other	0.04	303,331
Financial		
REITS - Storage	1.17	9,042,474
Reinsurance	0.94	7,251,008
Finance - Auto Loans	0.92	7,061,325
Life/Health Insurance	0.82	6,334,698
REIT - Office Property	0.80	6,218,444
Index Fund	0.80	6,158,543
REITS - Office Property	0.69	5,324,675
Savings and Loans/Thrifts - Eastern US	0.59	4,553,837
Super-Regional Banks - US	0.49	3,834,509
Investment Management/Advisory Services	0.47	3,617,530
REITS - Apartments	0.45	3,440,211
Finance - Credit Card	0.43	3,361,394
Finance - Mortgage Loan/Banker	0.31	2,458,248
Commercial Banks - Central US	0.14	1,080,188
Real Estate Management/Services	0.07	534,613
Commercial Banks - Southern US	0.07	517,749
Other	0.14	1,142,751

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities *(Continued)*		
Healthcare		
Medical Instruments	2.41	18,603,509
Medical Information Systems	1.63	12,606,117
Medical Products	1.29	10,034,097
Medical - Biomedical/Gene	1.08	8,369,917
Medical - Generic Drugs	0.61	4,763,542
Medical - Drugs	0.60	4,643,822
Health Care Plan	0.38	2,948,301
Medical Appliances and Equipment	0.37	2,850,921
Medical - Nursing Homes	0.14	1,098,435
Medical Labs and Testing Services	0.11	866,315
Medical Labs and Testing	0.11	858,286
Medical - Outpatient/Home Medical	0.11	848,730
Services		
Multimedia	2.40	18,551,517
Distribution/Wholesale	1.31	10,174,949
Internet Telephony	0.93	7,212,028
Television	0.36	2,801,141
B2B/E - Commerce	0.28	2,187,237
Cable TV	0.27	2,113,995
Publishing - Newspapers	0.19	1,457,839
Schools - Day Care	0.18	1,384,545
Internet Infrastructure Software	0.11	890,232
Other	0.27	2,057,369
Technology		
Computer Services	2.70	20,912,069
Telephone - Integrated	1.72	13,320,953
Cellular Telecom	1.66	12,886,227
Telecommunication Equipment	1.35	10,494,488
Applications Software	1.16	8,980,454
Telecom Services	1.08	8,489,767
Satellite Telecom	1.03	8,011,573
Electronic Components - Semiconductors	0.94	7,262,025
Internet Infrastructure System	0.79	6,091,558
Semiconductor Equipment	0.77	5,962,252
Semiconductor Components - Integrated Circuitry	0.64	5,002,020
Data Processing/Management	0.61	4,753,907
Web Hosting/Design	0.47	3,618,657
Networking Products	0.41	3,205,424
Wireless Equipment	0.38	2,915,616
Computers - Integrated System	0.36	2,790,192
Computers	0.33	2,581,050

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities *(Continued)*		
Enterprise Software/Servers	0.24	1,865,133
Computer Data Security	0.17	1,308,405
Aerospace Defense	0.12	925,144
Diagnostic Equipment	0.11	870,403
Other	0.09	661,166
Transportation		
Airport Development/Maintenance	0.86	6,643,148
Airlines	0.19	1,445,791
Transportation - Services	0.10	757,676
Other	0.04	284,195
Utilities		
Electric - Integrated	2.21	17,038,862
Other	0.03	254,738
Other		
Other	0.00	15,000
Total North America (Cost $575,091,161)	77.90	603,791,546
Europe		
Capital Goods		
Industrial Audio and Video Production	0.92	7,099,362
Recycling	0.40	3,089,118
Building Production - Doors and Windows	0.15	1,157,775
Consumer, Cyclical		
Travel Services	0.15	1,148,307
Hotels and Motels	0.09	701,662
Consumer, Non-cyclical		
Food - Dairy Products	0.20	1,526,874
Financial		
Commercial Banks	0.52	4,063,708
Healthcare		
Medical Products	0.52	4,056,917
Medical - Drugs	0.34	2,605,406
Services		
Publishing - Periodicals	0.36	2,791,199
Other	0.05	442,870

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities *(Continued)*		
Technology		
Enterprise Software/Services	0.57	4,444,091
Telecom Services	0.43	3,347,694
Entertainment Software	0.11	818,914
Office Automation and Equipment	0.08	585,992
Computer Data Security	0.07	561,806
Other	0.03	231,770
Utilities		
Electric - Integrated	0.45	3,508,550
Total Europe (Cost $34,864,646)	5.44	42,182,015
Asia and Pacific Rim		
Basic Materials		
Petrochemicals	0.15	1,182,067
Metal - Diversified	0.12	929,701
Gold Mining	0.11	870,016
Other	0.03	231,094
Capital Goods		
Diversified Manufacturing Operations	0.13	998,392
Other	0.01	66,534
Consumer, Cyclical		
Audio/Video Products	0.23	1,741,558
Retail - Restaurants	0.18	1,408,625
Casino Services	0.11	842,325
Home Furnishings	0.10	768,785
Other	0.04	273,805
Consumer, Non-cyclical		
Cosmetics and Toiletries	0.14	1,075,048
Coffee	0.07	543,844
Energy		
Oil Refining and Marketing	0.35	2,704,122
Financial		
Real Estate Operations/Development	0.37	2,837,467
Commercial Banks	0.19	1,481,733
Services		
Diversified Operations	0.19	1,434,194
Cellular Telecom	0.14	1,103,425

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities *(Continued)*		
Technology		
Computer Services	0.08	652,189
Transportation		
Transportation - Services	0.27	2,109,076
Total Asia and Pacific Rim (Cost $22,721,039)	3.01	23,254,000
Other		
Energy		
Oil and Gas Drilling	0.34	2,670,639
Financial		
Other	0.00	3,060
Technology		
Computers - Peripheral Equipment	0.19	1,471,022
Total Other (Cost $3,305,026)	0.53	4,144,721
Total Equities (Cost $635,981,872)	86.88	673,372,282
Government Securities		
North America		
Government		
United States Government	2.14	16,598,678
Total North America	2.14	16,598,678
Total Government Securities (Cost $16,715,822)	2.14	16,598,678
Options		
North America		
Options		
Long Index Put	0.13	1,044,361
Long Stock Call	0.04	332,870
Long Stock Put	0.00	34,534
Total North America	0.17	1,411,765
Total Options (Cost $1,297,394)	0.17	1,411,765

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Long-Term Debt Securities		
North America		
Capital Goods		
Diversified Manufacturing Operations	0.30	2,361,782
Consumer, Non-cyclical		
Physical Therapy/Rehabilitation Centers	0.42	3,264,549
Protection - Safety	0.17	1,341,206
Energy		
Other	0.00	27,812
Services		
Retail - Fabric Store	0.17	1,354,162
Resorts/Theme Parks	0.10	785,594
Transportation		
Airlines	1.83	14,189,952
Total North America (Cost $21,278,856)	2.99	23,325,057
Total Long-Term Debt Securities (Cost $21,278,856)	2.99	23,325,057
Distressed Debt Securities		
North America		
Basic Materials		
Other	0.01	51,265
Capital Goods		
Other	0.01	68,920
Consumer, Cyclical		
Housewares	0.09	663,086
Other	0.09	724,477
Financial		
Multi-Line Insurance	0.19	1,485,600
Commercial Banks - Eastern US	0.18	1,299,039
Finance - Other Services	0.16	1,206,900
Other	0.02	152,687
Healthcare		
Therapeutics	0.35	2,723,329
Medical - Biomedical/Gene	0.22	1,670,498

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Distressed Debt Securities ***(Continued)***		
Services		
Auto/Truck Parts and Equipment - Original	0.10	758,045
Other	0.00	17
Technology		
Telephone - Integrated	0.35	2,703,465
Wire and Cable Products	0.19	1,420,619
Satellite Telecom	0.13	1,032,287
Transportation		
Transport - Marine	0.86	6,650,466
Airlines	0.60	4,659,205
Utilities		
Independent Power Producer	0.45	3,453,931
Total North America (Cost $24,799,197)	4.00	30,723,836
Europe		
Capital Goods		
Other	0.00	3,135
Basic Materials		
Chemicals - Specialty	0.07	545,642
Total Europe (Cost $827,750)	0.07	548,777
Total Distressed Debt Securities (Cost $25,626,947)	4.07	31,272,613
Municipal Securities		
North America		
Basic Materials		
Other	0.01	106,113
Local Government		
Other	0.00	37,428
Transportation		
Airlines	0.11	825,465
Total North America (Cost $1,868,920)	0.12	969,006
Total Municipal Securities (Cost $1,868,920)	0.12	969,006

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Trade Claims, Bank Debt and Other		
North America		
Capital Goods		
Building and Construct Products - Miscellaneous	0.69	5,368,070
Textile - Products	0.17	1,280,334
Other	0.00	57,493
Consumer, Cyclical		
Other	0.01	59,389
Consumer, Non-cyclical		
Other	0.00	27,239
Energy		
Pipelines	0.58	4,515,403
Financial		
Investment Companies	1.18	9,123,400
Loan Participation	0.75	5,780,431
Services		
Other	0.01	102,569
Total North America (Cost $21,691,564)	3.39	26,314,328
Europe		
Transportation		
Transportation - Rail	0.24	1,797,456
Total Europe (Cost $1,795,381)	0.24	1,797,456
Total Trade Claims, Bank Debt and Other (Cost $23,486,945)	3.63	28,111,784
Total Investments (Cost $726,256,756)	100.00	$ 775,061,185

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities		
North America		
Basic Materials		
Gold Mining	(1.04)	$ (8,073,574)
Metal - Diversified	(0.10)	(759,468)
Steel and Iron	(0.07)	(518,379)
Capital Goods		
Aerospace/Defense - Equipment	(0.20)	(1,528,846)
Other	(0.05)	(455,612)
Consumer, Cyclical		
Distribution/Wholesale	(0.65)	(5,044,452)
Building - Mobile Home/Manufactured Houses	(0.28)	(2,195,499)
Auto - Cars/Light Trucks	(0.21)	(1,594,085)
Apparel Manufacturers	(0.20)	(1,549,496)
Retail - Restaurants	(0.19)	(1,433,806)
Auto/Truck Parts and Equipment - Original	(0.14)	(1,019,547)
Other	(0.06)	(559,449)
Consumer, Non-cyclical		
Food - Retail	(0.56)	(4,331,742)
Consulting Services	(0.08)	(652,892)
Other	(0.13)	(1,009,201)
Energy		
Oil Company - Integrated	(0.90)	(7,003,696)
Oil Company - Exploration and Production	(0.26)	(1,942,323)
Other	(0.06)	(435,442)
Financial		
Index Fund - Small Cap	(2.37)	(18,374,607)
Index Fund - Mid Cap	(0.82)	(6,392,711)
REITS - Storage	(0.78)	(6,060,119)
Super - Regional Banks - US	(0.76)	(5,872,511)
Index Fund - Large Cap	(0.70)	(5,429,704)
REIT - Office	(0.38)	(2,948,722)
Finance - Mortgage Loan/Banker	(0.37)	(2,885,103)
Index Fund	(0.33)	(2,519,160)
Index Fund - Debt	(0.32)	(2,482,146)
Life/Health Insurance	(0.21)	(1,626,773)
Life Insurance	(0.12)	(893,060)
Other	(0.08)	(624,471)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities ***(Continued)***		
Healthcare		
Medical Products	(1.41)	(10,901,007)
Health Care Plan	(0.38)	(2,962,369)
Medical - Generic Drugs	(0.36)	(2,771,728)
Medical Instruments	(0.32)	(2,481,963)
Drug Manufacturers	(0.21)	(1,639,772)
Services		
CATV Systems	(0.78)	(6,035,962)
Publishing - Newspapers	(0.11)	(823,939)
Other	(0.08)	(654,567)
Technology		
Telephone - Integrated	(1.41)	(10,837,181)
Enterprise Software/Servers	(0.62)	(4,798,112)
Computers	(0.45)	(3,489,171)
Medical Information Systems	(0.35)	(2,737,280)
Electronic Components - Semiconductors	(0.32)	(2,473,577)
Satellite Telecom	(0.24)	(1,855,938)
Telecom Services	(0.15)	(1,174,577)
Other	(0.11)	(824,389)
Transportation		
Airlines	(0.29)	(2,277,516)
Utilities		
Electric - Integrated	(0.72)	(5,615,909)
Total North America (Proceeds $159,403,810)	(20.73)	(160,571,553)
Europe		
Financial		
Other	0.00	(25,906)
Services		
Other	(0.02)	(137,165)
Technology		
Cellular Telecom	(0.14)	(1,108,872)
Utilities		
Gas - Distribution	(0.17)	(1,309,651)
Total Europe (Proceeds $2,608,989)	(0.33)	(2,581,594)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities ***(Continued)***		
Asia and Pacific Rim		
Financial		
Real Estate Operations/Development	(0.37)	(2,859,603)
Transportation		
Other	(0.02)	(179,768)
Total Asia and Pacific Rim (Proceeds $2,892,633)	(0.39)	(3,039,371)
Other		
Energy		
Oil and Gas Drilling	(0.38)	(2,956,912)
Total Other (Proceeds $3,006,865)	(0.38)	(2,956,912)
Total Equities (Proceeds $167,912,297)	(21.83)	(169,149,430)
Long-Term Debt Securities		
North America		
Basic Materials		
Other	(0.07)	(511,446)
Capital Goods		
Building and Construction Products - Miscellaneous	(0.27)	(2,055,639)
Consumer, Cyclical		
Containers - Paper/Plastic	(0.13)	(984,597)
Other	0.00	(7,848)
Consumer, Non-cyclical		
Other	(0.01)	(47,525)
Financial		
Index	(1.01)	(7,815,316)
Healthcare		
Medical - Biomedical/Gene	(0.35)	(2,748,214)
Medical - Hospitals	(0.01)	(41,898)
Other	(0.17)	(1,307,219)
Services		
Other	(0.01)	(48,457)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Long-Term Debt Securities ***(Continued)***		
Technology		
Computer Services	(0.40)	(3,068,545)
Electronic Components - Semiconductors	(0.11)	(842,733)
Utilities		
Other	(0.01)	(49,202)
Total North America (Proceeds $20,737,520)	(2.55)	(19,528,639)
Total Long-Term Debt Securities (Proceeds $20,737,520)	(2.55)	(19,528,639)
Government Securities		
North America		
Government		
United States Government	(3.54)	(27,380,418)
Total North America (Proceeds $27,560,201)	(3.54)	(27,380,418)
Total Government Securities (Proceeds $27,560,201)	(3.54)	(27,380,418)
Total Securities Sold But Not Yet Purchased (Proceeds $216,210,018)	(27.92)	$ (216,058,487)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equity Swaps		
Europe		
Capital Goods		
Other	0.03	$ 207,753
Consumer, Cyclical		
Other	0.00	3,809
Consumer, Non-cyclical		
Other	0.00	(790)
Financial		
Other	0.03	264,467
Healthcare		
Other	(0.01)	(44,760)
Services		
Other	0.02	158,510
Technology		
Telephone - Integrated	0.07	519,865
Other	0.01	45,634
Transportation		
Other	(0.02)	(174,353)
Utilities		
Other	0.00	1,814
Total Europe	0.13	981,949
Asia and Pacific Rim		
Basic Materials		
Other	(0.01)	(96,672)
Consumer, Cyclical		
Other	(0.03)	(198,703)
Services		
Other	0.00	5,974

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2005

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equity Swaps ***(Continued)***		
Transportation		
Transportation - Services	0.13	988,727
Total Asia and Pacific Rim	0.09	699,326
North America		
Transportation		
Other	0.01	115,359
Total North America	0.01	115,359
Total Equity Swaps	0.23	$ 1,796,634

The accompanying notes are an integral part of this statement.

Note 1 - Organization and Nature of Business

Loeb Arbitrage Fund (the "Fund"), a New York State Limited Partnership, was formed on May 14, 1985, and commenced operations on January 15, 1988. The Fund, under the terms of its limited partnership agreement, will continue until December 31, 2010 unless sooner dissolved. The Partnership invests in arbitrage, distressed securities trading, securities option trading, event-driven and value opportunities, private equity and other securities transactions. The Fund may also engage in certain derivative transactions, and a limited amount of commodities transactions (consistent with an exemption from commodities regulation and the United States Commodities Exchange Act, as amended). When the Fund engages in certain arbitrage and other trading activities, it invests funds jointly under a joint account agreement ("Joint Account") with Loeb Partners Corporation ("LPC"), a Delaware corporation which is related to the General Partner. During 2005 substantially all investments were made under the Joint Account with LPC. Allocation from the joint account is made in proportion to the funds invested by the Fund and LPC. The net income for each partner of the Fund is allocated one-fourth to the General Partner and three-fourths to all partners in proportion to their individual interests. Net losses for each partner are allocated to individual partners' capital accounts in proportion to their individual interests. The partnership prepares its financial statement as a broker-dealer as required by the Securities and Exchange Commission.

Note 2 - Summary of Significant Accounting Policies

a) *Use of Estimates*

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("USGAAP"). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported results and disclosures. Actual results could differ from those estimates and those differences could be material.

b) *Revenue Recognition*

The Fund records security transactions on the trade date. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

c) *Valuation of Securities*

In general, securities which are listed on a national securities exchange are valued at their last available public sale price, on the date of determination on the largest national securities exchange, on which such securities have traded on such date. If no such sales

Note 2 - Summary of Significant Accounting Policies *(Continued)*

c) *Valuation of Securities (Continued)*

of such securities occurred on either of the foregoing dates, such securities positions (whether long or short) are valued at the last reported "bid" price on the largest securities exchange on which such securities are traded, on the date of determination. NASDAQ securities (whether long or short) are valued at the last reported "bid" price on NASDAQ.

Debt securities traded over-the-counter (whether long or short) are valued by the General Partner on a reasonable basis between the last reported "bid" and "asked" prices derived from published industry sources, from quotes provided by brokers trading the securities and prices available on the NASDAQ Trade Reporting and Compliance Engine (TRACE). In special circumstances in which the General Partner determines that market prices or quotations do not fairly represent the value of particular assets, or if the investments are private or not exchange listed securities, such investments are valued at the fair market value thereof as determined by the General Partner (even if such determination differs from such market prices or quotations), where possible at a price between the "bid" and "asked" prices determined by reference to publicly-available market information. In these circumstances, the General Partner attempts to use consistent and fair valuation criteria.

Listed and over-the-counter options are valued on a reasonable basis within the "bid/asked spread" on the largest national securities exchange (measured by dollar volume of transactions in such option) for which such option is traded, on the date of determination or if no "bid" and "asked" prices are available, or if in the opinion of the General Partner such prices do not represent fair value, at such value as the General Partner may determine. Any commodity futures contracts are valued at the most recent available closing quotation on the commodity exchange on which the commodity futures contract is traded by the Partnership. Commodities other than commodities futures contracts are valued at such value as the General Partner may determine.

d) *Financial Instruments*

In the normal course of business, the Partnership utilizes derivative financial instruments such as options, equity swap contracts, and forward currency contracts both domestic and foreign, in connection with its proprietary trading activities.

Note 2 - Summary of Significant Accounting Policies *(Continued)*

d) Financial Instruments (Continued)

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities", the Partnership records its derivative activities at market value. Gains and losses from derivative financial instruments are included in net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments in the statement of income.

e) Foreign Currency

Amounts denominated in or expected to settle in foreign currencies (FC) are translated into United States dollars at rates reported by a major New York City financial institution on the following basis:

i) Market value of investment securities, other assets and liabilities - at the closing rate of exchange at the balance sheet date.

ii) Purchases and sales of investment securities, income and expenses - at the rate of exchange prevailing on the respective dates of such transactions.

The Fund isolates that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Reported net realized foreign exchange gains or losses arise from sales of portfolio securities, sales and maturities of short-term and/or long-term securities, sales of FC, currency gains or losses realized between the trade and settlement dates on securities transactions, the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities including investments in securities at fiscal year end, resulting from changes in the exchange rate.

f) Income Taxes

All gains and losses subject to taxes are passed on to the individual partners and, accordingly, no provision for federal and state income taxes has been made for the Fund. Since all income derived is from investing and trading in the Fund's own account, it is not liable for any local taxes. As of December 31, 2005, book basis of net assets exceeded tax basis by approximately $16,000,000.

Note 2 - Summary of Significant Accounting Policies *(Continued)*

g) Cash

The Fund considers demand deposits to be cash. At December 31, 2005 the Fund has no cash accounts. All cash transactions are executed through accounts with the Fund's clearing brokers (Note 4).

Note 3 - Investment Transactions

Marketable securities owned, at market value, other investments, at market value and securities sold but not yet purchased, at market value, consist of the following:

	Cost	Market
Marketable securities owned:		
Equities	$ 635,981,872	$ 673,372,282
Government Securities	16,715,822	16,598,678
Long-term debt securities	21,278,856	23,325,057
Options	1,297,394	1,411,765
	675,273,944	714,707,782
Other investments:		
Distressed debt securities	25,626,947	31,272,613
Municipal securities	1,868,920	969,006
Trade claims, bank debt and other	23,486,945	28,111,784
	50,982,812	60,353,403
Total marketable securities owned and other investments	$ 726,256,756	$ 775,061,185

	Proceeds	Market
Securities sold but not yet purchased:		
Equities	$ 167,912,297	$ 169,149,430
Long-term debt securities	20,737,520	19,528,639
Government securities	27,560,201	27,380,418
Total securities sold but not yet purchased	$ 216,210,018	$ 216,058,487

At December 31, 2005, unrealized appreciation on investments was $50,752,594 which includes $1,796,634 in unrealized appreciation on equity swap contracts.

Note 4 - Clearing Brokers' Accounts

The amount due to, or from, clearing brokers represents debits and credits through the accounts arising from security transactions, both domestic and foreign. Interest is credited or charged to the accounts based upon the average daily balance and is compounded monthly. Any amounts due to the brokers are secured by the pledge of investment securities or other collateral. As of December 31, 2005, the amount due from brokers was $214,180,361 and the effective interest rate on margin balances was 3.625%.

Note 5 - Related Party Transactions

The General Partner, Loeb Arbitrage Management, Inc. ("General Partner"), is entitled to receive at the end of each month a management fee of 1/12 of 3% of the Fund's total net assets representing, in part, reimbursement for operating expenses of the Fund as incurred by the General Partner. This fee is subject to reduction if the Partners do not achieve certain performance levels. Management fees were not charged for the year ended December 31, 2005 since the percentage return on capital did not exceed the 12% return threshold as disclosed in the private placement memorandum.

At December 31, 2005, the Fund also owed the General Partner $271,346 relating to expense outlays by the General Partner on behalf of the Fund.

The Fund pays brokerage commissions to a related entity, which is under common ownership with the General Partner. Such commissions are limited primarily to the execution cost and clearing charges associated with the trading activities of the Fund, and amounted to approximately $2,280,000 for the year ended December 31, 2005.

Note 6 - Net Capital Requirements

As a registered broker - dealer, the Fund is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. At December 31, 2005 the Fund had net capital of $481,188,691, which exceeded the minimum net capital requirement of $250,000 by $480,938,691, under the alternative method. The Fund's net capital ratio is 0.27% to 1.

Note 7 - Commitments

a) Joint Account
Under the Fund's joint account agreement with LPC, the Fund (but not its limited partners) is jointly and severally liable to third party creditors with respect to obligations of the joint account. The Fund's participation in the joint account at December 31, 2005 is approximately 96%.

b) Lending-Related Financial Instruments
In connection with the Fund's participation in lending-related financial instruments, it is obligated to fund its portion of unfunded credit commitments which amounts to approximately $1,100,000 as of December 31, 2005. These credit agreements expire June 2006. The Fund invested approximately $6,000,000 with Metronome LPC 1, Inc. ("Metronome"), a company which participates in and originates loans. The Fund owns approximately 85% of the shares of Metronome.

c) Investment in Limited Partnership
The Fund has a commitment of $500,000, of which approximately $68,000 was funded during the year ended December 31, 2005 representing an investment in a limited partnership which invests in intellectual property assets.

These commitments can expire without being drawn upon. As a result, total contractual amounts may not be representative of the Fund's actual future credit exposure or liquidity requirements for these commitments.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Fund is engaged in buying and selling securities, options, and equity swap contracts, both domestic and foreign, for its own account. Fund transactions are collateralized and are executed with banks, brokers and dealers and other financial institutions. The Fund introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

Fund exposure to credit risk associated with non-performance of such banks, brokers and dealers and other financial institutions and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Fund. The agreement between the Fund and its clearing brokers provides that the Fund is obligated to assume any exposure related to such non-performance.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk *(Continued)*

Securities sold but not yet purchased are a part of the normal activities of the Fund as a broker and dealer in securities and are subject to off-balance sheet market risk of loss should the company be unable to acquire the securities for delivery to the purchaser at prices equal to or less than the current recorded amounts.

Derivative financial instruments traded by the Fund include option contracts and equity swap contracts, both domestic and foreign. The value of these contracts move with the changes in value of the underlying security or index. The Fund is required to maintain collateral to secure these transactions.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including foreign exchange rate movements, and fluctuations in security prices.

As part of its overall trading strategy, the Fund engages in the purchase and sale of index and stock options for the purpose of reducing market risk.

Index option positions at December 31, 2005 were as follows:

	Notional Amount	Fair Value	Average Month-End Value
Long index call options	$ -	$ -	$ 76,720
Long index put options	48,013,855	1,044,361	661,765
Short index call options	-	-	(204,055)
Short index put options	-	-	(16,368)

The net loss which resulted from index option trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $13,178,000 for the year ended December 31, 2005.

Stock option positions at December 31, 2005 were as follows:

	Notional Amount	Fair Value	Average Month-End Value
Long stock call options	$ 2,621,921	$ 332,870	$ 145,201
Long stock put options	457,069	34,534	4,738
Short stock call options	-	-	(35,477)

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk *(Continued)*

The net loss which resulted from stock option trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $62,000 for the year ended December 31, 2005.

The Fund has foreign investments in securities, debt instruments, options, and equity swap contracts. Future economic and political developments in those foreign countries could adversely affect the liquidity or value, or both, of the foreign investments in which the Fund is invested.

The Fund has also invested in equity swap transactions both domestic and foreign. Net income on equity swap contracts net of expenses of $2,577,658 amounted to $5,694,396.

Note 9 - Financial Highlights

The following financial highlights have been calculated in accordance with the AICPA Audit and Accounting Guide, "Audits of Investments Companies."

Net investment income (loss) ratio	2.50%
Expense ratio	0.50%
Total return	
Total return for partners invested at beginning of year	6.53%
Theoretical reallocation to General Partner	(1.63%)
Theoretical total return on investments held by limited partners for the year	4.90%

An individual partner's return and ratios will vary based on the timing of his capital transactions.

The ratios of net investment income (loss) and expense are calculated as a percentage of average net assets. The average net assets were determined on a monthly basis for the above calculations. Total return is calculated based on the change in value during the year of a theoretical investment made at the beginning of the year.

Note 10 - Subsequent Events

The General Partner received notice from the Limited Partners prior to December 31, 2005 of additional capital contributions and capital withdrawals effective January 1, 2006 pursuant to Articles 6.03 and 6.06 of the limited partnership agreement in the amounts of approximately $5,700,000 in contributions and approximately $46,858,000 of withdrawals. The General Partner also withdrew approximately $5,000,000 effective January 1, 2006.

LOEB ARBITRAGE FUND

(A Limited Partnership)

INDEPENDENT AUDITOR'S COMMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

POLAKOFF & MICHAELSON, CPA, P.C.
Certified Public Accountants

P&M

POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants
225 West 34th Street
Suite 1513
New York, NY 10122

212 279 5272
Fax 212 279 6250

email:pandm@pandmcpa.com
http://www.pandmcpa.com

INDEPENDENT AUDITOR'S COMMENTS

Partners of
Loeb Arbitrage Fund
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Loeb Arbitrage Fund (the "Fund"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Fund including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Fund in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Fund is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Fund has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Craig Michaelson, CPA
Kenneth M. Manche, CPA
Arnold R. Beiles, CPA
Michael Mann, CPA
Ira M. Talbi, CPA

Steven M. Thaler, Manager

A. Polakoff, CPA 1940-1987
E. Michaelson, CPA 1947-1984

P&M

Partners of
Loeb Arbitrage Fund

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Fund's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Loeb Arbitrage Fund to achieve all the divisions of duties and cross-checks generally included in an internal control system and that alternately greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Fund's management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Polakoff & Michaelson, CPA, P.C.

New York, New York
February 24, 2006